# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Interactive Technologies, Inc., CIK 0001911545
CUSIP: 411292204
Title of class of securities: Common Stock, par value $0.02
Address of issuer's principal executive offices: 160, YEOUISEO-RO, YEONGDEUNGPO-GU, SEOUL, Korea Republic Of (M5), 07231
Date of event which requires filing of this statement: 10/29/2025
Filed by CIK 0002010923
Persons authorized to receive notices and communications: Adam Finerman, Baker & Hostetler LLP, 45 Rockefeller Plaza, New York, New York (NY), 10111, 1 212 589 4233

## Reporting persons
- Hang Muk Shin (CIK 0002010923): type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); source of funds: personal funds (PF); sole voting power 285,000; shared voting power 151,915; sole dispositive power 285,000; shared dispositive power 151,915; aggregate amount beneficially owned 436,915 (11.89% of the class)
  Comment: (1) Based on 3,674,208 issued and outstanding shares of common stock as of December 9, 2025, as reported in the Issuer's Amendment No. 4 to the Registration Statement on Form S-1 filed on December 9, 2025.
  
  (2) Excludes 81,739 shares of the Issuer's common stock issuable upon the exercise of warrants currently exercisable by the Reporting Person. Includes 27,124 shares held by Mr. Shin's spouse, and 2,950 shares held in the aggregate by Mr. Shin's children.
- Sewang Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: personal funds (PF); sole voting power 0; shared voting power 151,915; sole dispositive power 0; shared dispositive power 151,915; aggregate amount beneficially owned 151,915 (4.13% of the class)
  Comment: (1) Based on 3,674,208 issued and outstanding shares of common stock as of December 9, 2025, as reported in the Issuer's Amendment No. 4 to the Registration Statement on Form S-1 filed on December 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.02
Name of issuer: Global Interactive Technologies, Inc.
Address of issuer's principal executive offices: 160, YEOUISEO-RO, YEONGDEUNGPO-GU, SEOUL, Korea Republic Of (M5), 07231

## Item 2. Identity and Background
Name of person filing: Name: Hang Muk Shin ("Mr. Shin")
Residence or business address: Residence or business address:110-904, 13-10, Seochodaero 65 gil, Seocho-gu, Seoul, Korea.
Present principal occupation or employment: Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: lawyer; Lawfirm Daehwa, 9th floor, 140, Sapyoung-daero, Seocho-gu, Seoul, Korea.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.
Citizenship:
The Reporting Person is a citizen of Republic of Korea.

Reporting Entity: Sewang Co., Ltd.

(a) Name: Sewang Co., Ltd. ("Sewang" or "Reporting Entity")

(b) State of organization: Republic of Korea

(c) Principal business and address of its principal office: D 43, 6th floor, 602, Yeongdong-daero, Gangnam-gu, Seoul, Korea.

Mr. Shin owns 100% of the equity interests in the Reporting Entity and may be deemed to have beneficial control of the shares held by the Reporting Entity.

Mr. Shin is the executive director and CEO of the Reporting Entity, a citizen of the Republic of Korea.

(d) Neither the Reporting Entity nor any manager or executive officer of the Reporting Entity, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Entity nor any manager or executive officer of the Reporting Entity has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is supplemented to include the following:

On or about May 7, 2025, Mr. Shin entered into a debt conversion agreement with the Issuer pursuant to which certain outstanding indebtedness in the amount of approximately $105,444 was agreed to be converted into 90,123 shares of Common Stock and warrants to purchase 81,739 shares of Common Stock, at an exercise price of $1.29 per share. The transaction was subject to corporate approvals and closing procedures and was approved by the Board of Directors of the Issuer on June 3, 2025. Following such approval, the shares were issued and recorded in the name of the Reporting Persons through the Issuer's transfer agent on October 29, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is supplemented to include the following:

The Reporting Persons acquired the securities for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time, engage in discussions with management and the Board of Directors regarding the business, operations, financial condition, governance, and strategic direction of the Issuer.

The Reporting Persons have been closely monitoring recent financing transactions conducted by the Issuer. Based on publicly available information and other information available to the Reporting Persons, certain related party transactions appear to have been conducted on terms that differ materially from those offered to other investors during similar time periods.
In particular, the Reporting Persons note that certain related party equity issuances appear to have been made at conversion prices that are significantly lower than those applicable to other investors, and that certain transactions involving related parties may have included additional rights or preferential terms.

The Reporting Persons believe that such transactions may raise questions regarding the fair treatment of shareholders and the potential dilutive impact on existing shareholders.

The Reporting Persons are also concerned that certain of these related party transactions may not have been conducted on terms that are consistent with arm's-length transaction standards, particularly in light of the involvement of related parties and the differences in pricing and rights granted to various investors.

We have submitted to the Issuer a demand for documents pursuant to Section 220 of the Delaware General Corporation Law, which the Issuer has not complied with. The Issuer's failure to comply with this legal demand, coupled with the multiple related party transaction, raise questions as to whether such transactions were evaluated and approved in good faith on a fully informed and arm's-length basis.

The Reporting Persons note that the Issuer has not yet filed its Annual Report on Form 10-K within the prescribed timeframe and are monitoring this development in the context of the Issuer's ongoing audit process, financial condition, and governance practices. The delinquent filing of the Form 10-K is particularly concerning in light of the Issuer's disclosure of it receipt of a letter from the Nasdaq Listing Qualifications Department that it has 60 days to submit a plan to regain compliance with Nasdaq listing rules which are in violation due to the Issuer's failure to file its Form 10-K.

Depending on various factors, including market conditions, the Issuer's financial condition, and the outcome of any discussions with the Issuer's management and Board of Directors, the Reporting Persons may take actions with respect to their investment, including, without limitation, communicating with other shareholders, seeking changes in the composition of the Board of Directors, or otherwise seeking to influence the management, policies, or governance of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (d) are hereby amended and restated to read in full as follows:

(a) The share amounts reported herein reflect a 20-for-1 reverse stock split, effective January 27, 2025.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 436,915 shares of Common Stock, representing approximately 11.89% of the outstanding shares of Common Stock of the Issuer (based upon 3,674,208 shares outstanding, as reported in the Issuer's Amendment No. 4 to the Registration Statement on Form S-1 filed on December 9, 2025.

Such shares are held as follows:

Hang Muk Shin: 254,926 shares
Taehee Kim (Mr. Shin's spouse): 27,124 shares
Yi Jun Shin (Mr. Shin's child): 1,475 shares
Yi Hyeon Shin (Mr. Shin's child): 1,475 shares
Sewang Co., Ltd: 151,915 shares

Mr. Shin has sole beneficial ownership of his shares, and may be deemed to share beneficial ownership of the shares owned by his spouse, children, and Sewang.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Shin has sole voting and dispositive power over the shares held directly in his name and may be deemed to have shared voting and dispositive power over the shares held by his spouse, children, and Sewang.
Transactions in the class effected during the past sixty days: The Reporting Persons are filing this Amendment No. 1 to reflect the effects of a reverse stock split and subsequent acquisitions of securities, including the debt conversion transaction described under Item 4 herein, which were not previously reported. The Reporting Persons believe that beneficial ownership of the shares issued in connection with the debt conversion transaction was established upon the issuance by the Issuer's transfer agent of the shares on October 29, 2025.
Other persons with the right to receive dividends or sale proceeds: Except for the Reporting Persons, and Mr. Shin's spouse and children as indicated above, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is supplemented to include the following:

The securities reported herein were issued pursuant to a Debt Conversion Agreement dated as of May 7, 2025, between the Issuer and Mr. Shin, as described in Item 3 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is supplemented to include the following:

99.8 English Translation of Debt Conversion Agreement between Global Interactive Technologies, Inc. and Hang Muk Shin, dated as of May 7, 2025.

## Signatures
- Hang Muk Shin: /s/ Hang Muk Shin, Hang Muk Shin (04/24/2026)
- Sewang Co., Ltd.: /s/ Hang Muk Shin, Hang Muk Shin/CEO/Executive Director (04/24/2026)